Exhibit 99.1

KIDOZ Inc.

220 - 1685 West 4th Avenue

Vancouver, B.C.

V6J 1L8

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Reports Over USD $15,000,000 in Record Revenue and Provides Annual Update

Vancouver, B.C. Canada, February 21, 2023 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net) and the Kidoz Publisher SDK, announced today its fiscal 2022 and fourth quarter 2022 network activity, its unaudited financial results, a brief annual corporate update and gave notice of changes to the manner in which it will be meeting its ongoing financial reporting requirements.

The Kidoz software platform for reaching kids and families on mobile devices continues to experience strong growth despite overall negative market turbulence. Management believes that the Company’s innovative sales strategy and proprietary stack of advertising technology, combined with the dominance of mobile entertainment as consumers’ preferred choice, will continue to have a profound effect on its results.

Network Growth highlights fiscal 2022 over fiscal 2021, include:

●	2.105 billion paid impressions were delivered during fiscal 2022, recording 46% growth over the 1.441 billion paid impressions delivered in fiscal 2021;
●	1.142 billion video views were delivered during fiscal 2022, representing a 60% increase over the 713 million video views delivered in fiscal 2021;
●	Over 648 million rich media ads were played in fiscal 2022, for 8.5% growth over the 597 million played in fiscal 2021;
●	Paid App Installs from the Kidoz App Promotion campaigns business line grew by 41% in fiscal 2022, over fiscal 2021.

Network Growth highlights Q4 2022 over Q3 2022, include:

●	870 million paid impressions were delivered during the fourth quarter of 2022, recording 73% growth over the 503 million paid impressions delivered in the third quarter of 2022;
●	567 million video views were delivered during the fourth quarter, representing a 122% increase over the 255 million video views delivered in the third quarter of 2022;
●	Over 195 million rich media ads were played in the fourth quarter of 2022, for 15% growth over the 170 million played in the third quarter of 2022;
●	Paid App Installs from the Kidoz App Promotion campaigns business line declined by 20% in the fourth quarter of 2022, versus the third quarter of 2022.

Additionally, as a result of powerful advertiser and user growth on the Company’s market leading mobile platform, the Company’s unaudited financial results for the fourth quarter ended December 31, 2022, continued to show record revenue and a strong balance sheet heading into a challenging fiscal 2023. All amounts are presented below are stated in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Unaudited financial highlights from the fourth quarter of 2022 include:

●	Total Revenue of $6,751,091 - growth of 92% over Total Revenue of $3,505,812 in Q3 2022
●	Profit of $373,962, an increase of $687,736 over a loss of ($313,774) in Q3 2022
●	Adjusted EBITDA of $693,898 a growth over Adjusted EBITDA of $4,435 in Q3 2022.

Unaudited financial highlights from fiscal 2022 include:

●	Fiscal 2022 Total Revenue of $15,054,490 - growth of 14% over fiscal 2021 Total Revenue of $12,475,480
●	Sales and Marketing expenditure of $1,057,167 up from $641,393 in fiscal 2021
●	Non-Capitalized R&D expenditures of $2,502,941 up from $1,678,848 in fiscal 2021
●	Fiscal 2022 Net loss of $1,392,531, compared to fiscal 2021 Net loss of $190,321
●	Fiscal 2022 Adjusted EBITDA of ($126,329) compared to fiscal 2021 Adjusted EBITDA of $1,507,951
●	Cash of $2,363,524 and working capital of $4,356,553 as at December 31, 2022, compared to cash of $2,078,607 and working capital of $4,536,852 as at December 31, 2021
●	Free Cash Flow as at December 31, 2022, of $434,791 compared to Free Cash Flow of $851,533 as at December 31, 2021.

Management is pleased with the Company’s strong growth in 2022 despite the ongoing weakness in the wider advertising market. This weakness is expected to continue in the first half of fiscal 2023 but early macro indicators show a return to normalcy expected to commence in the second half of fiscal 2023 and as a result management believes that our growth in 2022 will place the Company in a strong position to benefit and that the Company’s full fiscal 2023 results will be greater than fiscal 2022.

“Kidoz continues to extend its market leadership position as the premier provider of safe contextual mobile advertising,” stated Jason Williams, Kidoz CEO. “2022 was executed as we planned, building a business and technology platform that will complement and compete with the global leaders in advertising technology. We significantly increased our investments into sales and marketing and research and development while maintaining positive free cash flow thus adding strength to our balance sheet. Advertising demand was consistently strong for Kidoz Media during 2022, although we did see some weakness in the final month of Q4. Management is therefore acting prudently as 2023 begins with a softer market. Nevertheless, we continue to build and expand a robust advertising technology platform that has the capacity to scale to new heights and has the flexibility to service advertisers’ needs in new and creative ways. Kidoz’ reputation with leading advertisers is strong and we are building channels to larger deals than we have ever received in the past. Advertisers are looking for brand-safe media with the widest reach and Kidoz is their solution.”

“In 2022 Kidoz launched campaigns for brands in in over 60 different countries,” continued Williams. “Our global strategy is working, and we see impressive growth across a large number of important markets that we expect will help contribute to another record year for the Company in 2023. While the macro-economic situation is unclear for advertising in H1 2023, the regulatory environment remains entirely positive for Kidoz’ strategy of providing safe mobile media. The California Age-Appropriate Design Code Act will raise the age of minority to 18 requiring a complete overhaul of permissions and data usage in advertising across the entire advertising industry. In addition, tabled proposals for COPPA 2.0 and KOSA will further advance the regulatory framework of digital advertising in America in Kidoz’s favour. There is a noticeable impact from the advancement of privacy regulations on the Kidoz business development relationships. App publishers are adopting compliant monetization strategies at levels not seen before in our history and they need our technology which already meets all these requirements to fill their available COPPA inventory. This change in the landscape is opening an unprecedented number of new opportunities for Kidoz to capture, and the advancement of our technology is critical to our ability to convert these opportunities into revenue.”

“Kidoz operates its core, child-directed, media business, along with newly launched products that service teens, parents, performance marketing advertisers, and safe-programmatic advertising via the Kidoz Connect solution. As our software continues to be refined and expands further into the global advertising technology market, we are able to increase our rate of growth and build new revenue streams from within the enormous $400 billion digital advertising market.”

Kidoz has recently closed the busiest quarter in its history and continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”) which became effective as of January 1, 2023. The Company is currently preparing its Audited fiscal 2022 financial results which will be released prior to April 30, 2023.

As a result of the continuation into Canada and under the CBCA, the manner and timing of the Company’s reporting of its financial position and results are going to change. The Company will continue to report in accordance with US GAAP and in US Dollars, its functional currency. Going forward the Company will file its annual and interim quarterly Financial Statements and Management’s Discussion & Analysis in accordance with the Canadian Form 51-102F1 in Canada and its annual Financial Statements on Form 20-F and quarterlies on Form 6-K with the Securities and Exchange Commission in the United States.

To enable the Company to reward success, aid in recruiting, and retain its current employees and consultants in a challenging technology market, the Company is issuing to its staff and directors stock options entitling them to purchase up 1,885,000 common shares of the Company, of which 400,000 are awarded to Directors and Officers, exercisable at the 20 day moving average of CAD$0.30, three and half cents above today’s closing market share price of CAD$0.265 per share. In accordance with the Company’s overall compensation program, the options now being granted will vest monthly over their 5-year term. This stock option grant represents 1.4% of the total issued and outstanding shares of the Company and will be made in accordance with TSX Policy 4.4 and, subject to the rules of the TSX Venture Exchange and in accordance with the 2015 Stock Option plan approved by the shareholders of the Company.

To date the Company has repurchased a total of 277,000 common shares at an average price of USD$0.375 (CAD$0.435) per share under its NCIB program and plans to continue its NCIB program throughout fiscal 2023.

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in the last Quarterly Form 10-Q, including our unaudited consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021

Net Income (loss)	(1,392,531)	(190,321)	373,962	776,840
Less:
Depreciation and amortization	557,267	565,540	139,525	141,285
Income tax (recovery) expense	(5)	216,677	-	213,688
Interest and other income	(185)	(241)	(7)	25
Stock awareness program	36,191	316,237	9,857	19,833
Stock-based compensation	696,248	660,266	170,527	211,897
Gain on derivative liability – warrants	(23,314)	(60,207)	34	(9,894)
Adjusted EBITDA	(126,329)	1,507,951	693,898	1,353,674

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the www.sedar.com website.

About KIDOZ INC.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) owns the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Disney, Hasbro, Lego and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz Programmatic network have become essential products in the digital advertising ecosystem.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. In particular, (i) information regarding the preliminary unaudited Q4 2022 and Fiscal 2022 revenue, net income and adjusted EBITDA results contained in this press release; and (ii) remarks regarding the anticipated growth and record financial performance in fiscal 2023 constitute forward-looking information within the meaning of securities laws. In preparing this press release including the forward-looking statements contained herein, the Company completed an initial review of operations for the three months ended December 31, 2022, however actual audited results may differ materially from the preliminary numbers provided in this press release as the financial figures have not been audited or reviewed. Further, at this stage, a variety of factors including market and competitive conditions may cause 2023 results to differ materially from management’s current expectations. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed that the material factors referred to herein will not cause such forward-looking statements and information to differ materially from actual results or events. However, there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. Other than as required under securities laws, we do not undertake to update this information at any particular time. Forward-looking information contained in this news release is based on our current estimates, expectations, and projections, which we believe are reasonable as of the current date. The reader should not place undue importance on forward-looking information and should not rely upon this information as of any other date. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission and on SEDAR.com. Specifically, readers should read the Company’s Annual Report on Form 10-K, filed with the SEC and on SEDAR.com on March 30, 2022, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163